FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ANNOUNCES FIVE-YEAR STRATEGIC PARTNERSHIP WITH FOXCONN	2.

Document 1

  NEWS RELEASE
December 20, 2013

FOR IMMEDIATE RELEASE

BLACKBERRY ANNOUNCES FIVE-YEAR STRATEGIC PARTNERSHIP WITH FOXCONN
Companies Strike Joint Development and Manufacturing Agreement
Indonesia Targeted for First Joint Product in Early 2014

Waterloo, ON – BlackBerry Limited (NASDAQ:BBRY; TSX:BB), a global leader in wireless innovation, announced today that it has entered into a five-year strategic partnership with Foxconn, the world’s largest manufacturer of electronic products and components. The initial focus of the partnership will be a smartphone for Indonesia and other fast-growing markets targeting early 2014.

“This partnership demonstrates BlackBerry’s commitment to the device market for the long-term and our determination to remain the innovation leader in secure end-to-end mobile solutions,” said John Chen, Executive Chair and CEO of BlackBerry. “Partnering with Foxconn allows BlackBerry to focus on what we do best – iconic design, world-class security, software development and enterprise mobility management – while simultaneously addressing fast-growing markets leveraging Foxconn’s scale and efficiency that will allow us to compete more effectively.”

Under the partnership, Foxconn will manufacture products for BlackBerry at facilities in Indonesia and Mexico. BlackBerry will own all of its intellectual property and perform product assurance on devices through the Foxconn partnership, as it does currently with all third-party manufacturers.

Founder and Chairman, Foxconn. “We are pleased to be working with BlackBerry as it positions itself for future growth and we look forward to a successful strategic partnership in which Foxconn will jointly develo“BlackBerry is an iconic brand with great technology and a loyal international fan base,” said Terry Gou, p and manufacture new BlackBerry devices in both Indonesia and Mexico for new and existing markets.”

BlackBerry will focus heavily, via internal development, on market segments where its continuous innovations in secure hardware, software and services remain critical and integral to enterprise and government customers. BlackBerry will also drive adoption of its multi-platform BBM (BlackBerry Messenger), deliver real-time, reliable and secure messaging through its Network Operations Center (NOC), and grow its enterprise mobility and mobile device management business through on-premise and cloud-based solutions for cross-platform devices as well as its own.

About BlackBerry

A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:

BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:

BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by laware the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 20, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer